DAVID J. KAUFMAN DIRECT DIAL: 312.499.6741 PERSONAL FAX: +1 312 277 6486 E-MAIL: DJKaufman@duanemorris.com www.duanemorris.com	FIRM and AFFILIATE OFFICES

NEW YORK

LONDON

SINGAPORE

LOS ANGELES

CHICAGO

HOUSTON

HANOI

PHILADELPHIA

SAN DIEGO

SAN FRANCISCO

BALTIMORE

BOSTON

WASHINGTON, DC

LAS VEGAS

ATLANTA

MIAMI

PITTSBURGH

NEWARK

BOCA RATON

WILMINGTON

CHERRY HILL

PRINCETON

LAKE TAHOE

HO CHI MINH CITY

July 14, 2010

VIA EDGAR AND FACSIMILE

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Evan S. Jacobson, Esq.

Re:	Life Quotes, Inc.

Schedule TO-I/13E-3 Filed on July 12, 2010

Schedule 14D-9/A Filed on July 12, 2010

File No. 005-56673

Ladies and Gentlemen:

On behalf of the Company set forth below are the comments contained in your July 13, 2010 letter with respect to the above-captioned filings, together with the responses of the Company to each comment. For your convenience, the numbered responses correspond to the numbered comments in your letter. We have included each comment in italics and each response in regular font below.

Schedule TO-I/13E-3

General

1.	We note that you have incorporated by reference from the Offer to Purchase, which is defined as the Offer to Purchase dated June 10, 2010, although certain disclosure responsive to the applicable item is not contained therein. It appears that you intended to incorporate by reference from the Offer to Purchase, as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010 and July 12, 2010. In addition, you have incorporated by reference from a Schedule 14D-9 filed on July 8, 2010, although no Schedule 14D-9 was filed on that date. It appears that you intended to incorporate by reference from the Schedule 14D-9 filed on July 12, 2010. Please revise.

DUANE MORRIS LLP

190 SOUTH LASALLE STREET, SUITE 3700 CHICAGO, IL 60603-3433	PHONE: 312.499.6700 FAX: 312.499.6701
DM3\1425864.1

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 14, 2010

ANSWER:

We have revised the Schedules TO-I/13E-3 to incorporate by reference from the Offer to Purchase, as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010 and July 12, 2010 and to incorporate by reference from the Schedule 14D-9 filed on July 12, 2010.

Exhibit Index, page 5

2.	It is unclear why you have not listed as exhibits the amended Offer to Purchase included as an exhibit to the amended Schedule TO-T/13E-3 filed on June 28, 2010, and the amendments to the Offer to Purchase included in the amended Schedule TO-T filed on July 12, 2010. Please revise.

ANSWER:

We have revised the exhibits to the Schedules TO-I/Schedule 13E-3 to include the amended Offer to Purchase as requested.

Schedule 14D-9

Background of the Offer, page 5

3.	We reissue prior comment 5. Although disclosure responsive to this comment appears to have been included in the amended Schedule TO-T filed on July 12, 2010, we are unable to locate responsive disclosure in your Schedule 14D-9. Please revise, or refer us to the location of the responsive disclosure in your Schedule 14D-9.

ANSWER:

We have revised the Schedule 14D-9 accordingly to include such disclosure in response to such comment.

Summary of Financial Analysis Conducted by Matt Friesel, page 28

4.	We note your response to prior comment 8. Although you refer to Mr. Friesl’s “previous qualifications” and “cost effective services,” please revise to describe the method of his selection. See Item 1015(b)(3) of Regulation M-A.

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 14, 2010

ANSWER:

We have revised the Schedule 14D-9 to describe the method used by the Company in the selection of Mr. Friesl.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to give either me or Neal Patel at 312.499.0142 a call.

Very truly yours,

/s/ David J. Kaufman
David J. Kaufman

DJK:me

cc: Phil Perillo